08203116

GREAT QUEST
METALS LTD.

09046352

SUPPL

June 5, 2009

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

RECEIVED
2009 JUN 16 A 7:51
OFFICE OF INTERNATIONAL CORPORATE FINANCE

To Whom It May Concern:

RE: Great Quest Metals Ltd. (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on June 5, 2009. This release was sent to the TSX Venture Exchange, BC Securities Commission and Stockwatch.

Yours truly,

GREAT QUEST METALS LTD.

J. Nestoruk

Jennifer Nestoruk
Corporate Secretary

/jn
enclosure

Dlw 6/16

Suite 515, 475 Howe Street, Vancouver, BC V6C 2B3 Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

GREAT QUEST
METALS LTD.

Suite 515, 475 Howe Street
Vancouver, BC, Canada V6C 2B3

Tel: 604-689-2882
Fax: 604-684-5854

Website: www.greatquest.com
Email: info@greatquest.com

June 5, 2009

Update on Tilemsi Phosphate Project

VANCOUVER, BC -- Great Quest Metals Ltd. (TSXV: GQ; Frankfurt: GQM), reports that it has commissioned a scoping study on the potential of the Tilemsi phosphate project, in eastern Mali, West Africa, which includes further analysis of the domestic market for phosphate in Mali. This study is being prepared for the use of Malian banks in determining the feasibility of extending a loan for the project and is part of the continuing evaluation of this industrial mineral project necessitated by the volatility of industrial mineral prices and demand. The Company's Mali office is continuing its dialogue with Malian banks on the status of the project and possible financing. Great Quest is considering a number of strategies in regard to the possible acquisition of all or part of the project.

To facilitate negotiations with the Government, the Company was required to send C$250,000 for deposit in a Malian bank. A total of C$180,000 of this amount was borrowed from two Lenders. Under the terms of the Agreement on the non-interest bearing loan, the Company is issuing 225,000 bonus shares at a deemed value of $0.04 per share, subject to TSX Venture Exchange approval.

ON BEHALF OF THE BOARD OF DIRECTORS
OF GREAT QUEST METALS LTD.

"Willis W. Osborne"
Willis W. Osborne
President

For additional information please contact:

12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ   Frankfurt Exchange: GQM

Investor Relations:
George Butterworth: 604-689-2882
Toll Free: 877-325-3838